SEC 1473 (09-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Dalrymple III John S. (Last) (First) (Middle) P.O. Box 220 (Street) Casselton ND 58102 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 11/27/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

 4. Issuer Name and Ticker
    or Trading Symbol

Dakota Growers Pasta Company, Inc. (No ticker or trading symbol)

 5. Relationship of Reporting Person(s) to Issuer

  (Check all applicable)

  X   Director

       10% Owner

       Officer (give title below)

       Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	120,116 shares	D
Common Stock	190,159 shares	I	By John S. Dalrymple III Trust
Common Stock	40,058 shares	I	By Spouse
Common Stock	20,035 shares	I	By Daughter
Series D Delivery Preferred Stock (1)	108,000 shares	D
Series D Delivery Preferred Stock (1)	171,000 shares	I	By John S. Dalrymple III Trust
Series D Delivery Preferred Stock (1)	36,000 shares	I	By Spouse
Series D Delivery Preferred Stock (1)	18,000 shares	I	By Daughter

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
None

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

  (1) - The undersigned has tendered shares of the Company’s Series D Delivery Preferred stock in response to a tender offer for up to 3,000,000 shares of the Company’s Series D Delivery Preferred Stock which was received by the Company’s shareholders on or about November 6, 2002.  The deadline for shareholder responses to that tender offer was November 25, 2002.  (The tender offer is described in a Form 8-K filed by Dakota Growers Pasta Company, Inc. on November 15, 2002.)  As of the date of this Form 3, the undersigned does not yet have information regarding whether the undersigned’s tender has been or will be accepted in whole or in part by the offeror in the tender offer.  In addition, completion of the sale of any shares of Series D Delivery Preferred Stock that have been tendered is subject to a variety of contingencies regarding the actual completion of the purchase.  As a result, the undersigned believes that beneficial ownership of the shares of Series D Delivery Preferred Stock tendered in response to the tender offer has not yet changed hands.

/s/ John S. Dalrymple III

November 27, 2002
** Signature of Reporting Person	Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm

Last update: 09/03/2002